sirit Inc.

04024087

March 26, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #NR-DSRC for SIRIT's file.

Yours truly,

Anastasia Chodarcewicz

Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary
SIRIT Inc.
/encl.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

CONTACTS: Barb Catlin
972.733.6056
Barbara.catlin@transcore.com

MARK IV IVHS:
Margaret Nathan
Strategic Communication, Inc.
435.658.2875
margaret.nathan@strategiccommunication.com

RAYTHEON:
Janet Kopec
Raytheon Company
972-952-2547

Reg. No. 82-3200

SIRIT:
Fred Veinot
(905) 949-4404 x225
fveinot@sirit.com

Mark IV, Raytheon, SIRIT and TransCore to develop next generation dedicated short-range communications technology for transportation industry

Landmark contract assembles four industry leaders to develop vehicle communication technology and new applications for the U.S. Department of Transportation Federal Highway Administration

DALLAS, March 24, 2004 -- Mark IV Industries, Raytheon (NYSE:RTN), **SIRIT Inc.** (TSX: SI) and **TransCore** announce a joint agreement to develop a new generation of dedicated short-range communications (DSRC) technology for the U.S. Department of Transportation Federal Highway Administration (FHWA).

The U.S. Federal Communications Commission (FCC) recently approved the dedication of a block of radio frequency spectrum to DSRC. The action earmarks 5.850 to 5.925 GHz (the 5.9 GHz band) for wireless communications applications that will enhance the safety and the productivity of the nation's transportation system. The rules have been adopted by the FCC with the primary focus on public safety. The high bandwidth technology may also be suitable for currently unserved commercial customers who require very high bandwidth local communications.

The 5.9 GHz DSRC prototype initiative is a necessary step toward the introduction of new roadway applications that are now being considered. These include intersection collision warning, curve speed warning, rollover warning, emergency electronic brake lights and many others.

Working cooperatively, the DSRC industry leaders will develop the first generation prototype of 5.9 GHz DSRC technology, which it expects to supply for testing and evaluation in approximately 18 months. This step will be followed by the deployment of several models in key U.S. centers, so the technology's performance can be validated as part of an overall system. The FHWA is beginning its consideration of the deployment plans.

- more -

About Mark IV Industries

Mark IV Industries, Inc. is a $1.4 billion global diversified manufacturing company headquartered in Amherst, N.Y., employing approximately 7,500 people in 16 countries. The company's business units are leading suppliers to the industrial/distribution and automotive OEM markets. The Industrial/Distribution business unit includes transportation technologies operations that are focused on intelligent vehicle highway systems (Mark IV IVHS) and passenger information and display systems. Mark IV IVHS is the leading electronic toll collection equipment manufacturer in North America. The highly renowned E-ZPass® system, located in the northeast, is equipped with Mark IV IVHS products. Mark IV's IVHS brand names include Roadcheck™, Fusion™, Smart Fusion™, MGate™, Fusion CVO™, and Ubiquity™. For more information, visit www.ivhs.com.

About Raytheon

Raytheon Company (NYSE:RTN), with 2003 sales of $18.1 billion, is an industry leader in defense and government electronics, space, information technology, technical services, and business and special mission aircraft. With headquarters in Waltham, Mass., Raytheon employs 78,000 people worldwide. Raytheon's Highway Transportation Management Systems Business Area is a turnkey supplier of electronic toll collection systems. The company used innovative technologies such as active DSRC protocol and vehicle tracking as part of the world's first all electronic open road tolling system Highway 407 in Toronto Canada. For more information visit: http://www.raytheon.com/htms

About SIRIT

Founded in 1993, SIRIT is a leading provider of RFID solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis on two verticals: supply chain management (SCM) and automatic vehicle identification (AVI). The SCM business unit focuses on supply chain and logistic management solutions while the AVI business unit focuses on revenue collection systems such as tolling, including state of the art high occupancy tolling solutions, and access control. Following its years of success in deploying traditional RFID products, SIRIT continues to capitalize on the growing demand for next generation RFID solutions. SIRIT trades on the Toronto Stock Exchange under the symbol SI and has approximately 88 million shares outstanding. For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

About TransCore

TransCore is a privately held transportation services company with 1,800 employees and more than 80 locations globally. With installations in 39 countries, 80-plus patents and a world-class manufacturing facility, TransCore's expertise is unparalleled. TransCore's 60-year heritage spans the development of radio frequency identification (RFID) at Los Alamos national labs to the United States first electronic toll collection system and most recently the landmark Tag Teller kiosk, an ATM-like machine for account management and dispensing RFID tags.

In 2003, *Engineering News-Record (ENR)* ranked TransCore No. 48 out of the *Top 500 Design Firms* and No. 10 for firms that specialize in transportation. TransCore was honored with the coveted 2003 *Best of ITS* award while four of its showcase projects were honored with *Best in ITS* nominations and three took the final honor. For more information about TransCore, visit www.transcore.com.

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